REVISED SCHEDULE A
                          Effective September 22, 2008


Compensation pursuant to Section 4 of Subadvisory Agreement shall be calculated in accordance with the following schedules:


Fund                                  Rate        Average Daily Net Assets*
-------------------------------------------------------------------------------

AZL S&P 500 Index Fund                0.05%       First $150 million
                                      0.02%       Next $850 million
                                      0.01%       Thereafter


AZL Small Cap Stock Index Fund        0.05%       First $150 million
                                      0.02%       Next $850 million
                                      0.01%       Thereafter


*When average daily net assets exceed the first breakpoint, multiple rates will apply, resulting in a blended rate. For example, if average daily net assets in the AZL S&P Index Fund were $1.2 billion, a rate of 5 bps would apply to $150 million, a rate of 2 bps would apply to $850 million, and a rate of 1 bp would apply to the remaining $200 million.

The rates set forth above apply to average daily net assets that are subject to the Subadviser's investment discretion in the Funds.